September 20, 2005

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	American Land Lease, Inc.
Form 10-K for the year ended 12/31/2004
Filed 3/15/2005
File Nos. 001-09360

Dear Ms. Van Doorn:

On behalf of our client, American Land Lease, Inc. (the “Company”), we are responding to the Staff’s comment letter, dated August 25, 2005, regarding the Form 10-K (the “10-K”) referred to above (the “Comment Letter”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Returns from Home Sales Business, pages 29 - 31

1.	The information you have presented related to your estimated first year annualized return on investment for leases appears to represent a projection as contemplated by Item 10 (b) of Regulation S-K as opposed to a non-GAAP measure as contemplated by Item 10(e) of Regulation S-K. Please confirm that you will revise the presentation to follow Item 10(b) of Regulation S-K in future filings or explain to us the basis for the presentation. In addition, since the information presented is not a pro forma presentation under Article 11 of Regulation S-X, the reference to pro forma information on page 31 should be removed.

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

Response

The Company has presented its estimated first year annualized return on investment in new leases in accordance with Item 10(e) of Regulation S-K. The Company believes that its first year return on investment in new leases is a non-GAAP financial measure as defined by Item 10(e)(2)(i) which provides that a non-GAAP financial measure is “a numerical measure of a registrant’s historical or future financial performance…that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are include in the most directly comparable measure calculated and presented in accordance with GAAP.” As a result, the Company has presented this non-GAAP measure and made disclosures in accordance with Item 10(e)(1)(i)(A-D).

The Company believes that the measure of estimated first year return on investment in new leases provides useful information to investors and represents a key measure used by management. In Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release FR-72 effective December 29, 2003, “MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business.” FR-72 further provided that “companies should provide not only disclosure of information responsive to MD&A’s requirements, but also an analysis that is responsive to those requirements that explains management’s view of the implications and significance of that information and that satisfies the objectives of MD&A.” The Company believes that its presentation of estimated first year return on investment in new leases is responsive to Commission guidance under FR-72.

The Company will revise its presentation to follow Item 10(b) of Regulation S-K in future filings in accordance with your request. The definition of a Non-GAAP financial measure includes measures of future financial performance. It appears that the application of Item 10(b) to the estimated first year return on investment in new leases will supercede the requirements under Item 10(e)(1)(i)(A-D) and Item 10(e)(1)(ii)(A-E).

2.	We note that you have used different terminology for what appears to be the same measure. Clarify to us whether the terms estimated first year annualized return on investment in expansion home sites, estimated first year annualized return on investment for leases originated during the year, and estimated first year annualized profit on leases originated on expansion home sites represent the same measure and if not, how they differ.

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

Response

The Company supplementally advises the Staff that the terms referred in the Staff’s comment above are all intended to refer to the same measure. The Company will revise the disclosure in future filings in response to this comment.

3.	Please clarify to us how you are able to reconcile an estimated first year return on investment in expansion home sites, which appears to be a projection, to a return on investment calculated in accordance with GAAP. Clarify how the reconciling items conform to Item 10(e) of Regulation S-K.

Response

The Company determined that the estimated first year return on investment in expansion home sites was a Non-GAAP financial measure in accordance with Item 10(e)(2). Once that determination was made, the Company’s filing addressed the requirements under Item 10(e)(1)(i) as follows:

Item 10(e)(1)(i)(A) requires that the Company present “with equal or greater prominence… the most directly comparable financial measure…calculated in accordance with GAAP.” The estimated first year return on investment on expansion home sites is an estimate of future returns compared to the Company’s investment in assets that were required to produce the estimated return. The Company believes that the most directly comparable GAAP measure is the return on investment from earning sites. The return on investment from earning home sites represents a comparison of historical returns from earning home sites to the Company’s investment in assets that were required to produce the historical return. The GAAP measure of return on investment from earnings sites is presented with equal prominence as the estimated first year return on investment in expansion homes sites on pages 30 and 31 of the 10-K.

Item 10(e)(1)(i)(B) requires a quantitative reconciliation “to the extent available without unreasonable efforts” be made for “forward-looking information” to the “most directly comparable financial measure in accordance with GAAP.” On page 31, the Company has calculated the return on investment from earning home sites for each period the Non-GAAP measure has been presented. The Company has provided this information in a schedule as requested under Item 10(e)(1)(i)(B).

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

Financial	Statements and Notes

Report Of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-2

4.	Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

Response

The Company has in the past maintained full compliance with the requirements of Item 302 of Regulation S-T. The Company acknowledges that the 10-K as filed inadvertently omitted evidence that such signed audit opinion was received. The Company confirms that a manually signed audit opinion was received from Ernst & Young LLP, the independent registered public accounting firm for the Company, before the Company filed the 10-K. A copy of such manually signed audit opinion will be provided to the Commission upon request.

B. Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-8

5.	The value of above market leases should be determined based upon the remaining non-cancelable lease term and should be amortized over that same term rather than the estimated remaining expected terms of the leases, which may include renewals. However, the value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable. The resulting value would be amortized over the remaining non-cancelable lease term plus any fixed rate renewal periods, if applicable. Please tell us how the utilization of this methodology as opposed to your utilization of the estimated remaining expected terms of the leases would have impacted the financial statements. Clarify your methodology in future filings.

Response

The Company’s measure of “estimated remaining expected terms” includes the remaining non-cancelable lease term plus any fixed rate renewal options. The Company has amortized this value over the remaining non-cancelable lease term plus estimated fixed rate renewal periods.

With respect to the residential land leases valued under the Company’s policy, leases are renewable annually at the option of the tenant under many state statutes. Since the number of renewals available to a tenant is statutory and not contractual,

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

the Company has estimated the number of renewals that are likely to be exercised by a tenant subject to below market leases. Based upon that estimate, the Company has valued the below market leases and amortized the value over the remaining non-cancelable lease term plus estimated fixed rate renewal periods.

The Company will expand and clarify the description of this accounting policy in future filings.

Revenue Recognition, page F-10

6.	We note sales of homes are recorded upon the closing of the home sale transaction and title passing to the purchaser. Tell us how you considered paragraph 5 and 6 of SFAS 66 in determining when to recognize sales of homes.

Response

The Company respectfully submits that paragraphs 5 and 6 of SFAS 66 do not apply to the sale of manufactured homes. Manufactured homes are not considered real estate under SFAS 66. As a result, the Company has not applied paragraph 5 and 6 of SFAS 66 in determining when to recognize sales of homes.

The Company (through a wholly owned subsidiary) purchases tangible personal property in the form of manufactured homes that are held for sale in the ordinary course of business. From the point of purchase by the Company until title to the personal property and risk of loss passes to the purchaser, the Company’s investment in the personal property is accounted for as inventory under the provisions of Accounting Revisions Bulletin 43 (“ARB 43”), Chapter 4, Pricing.

The Company does not recognize gains and losses in accordance with SFAS 66, as SFAS 66 relates to accounting for the sale of real estate. As discussed above, the manufactured homes sold by the Company are considered inventory, and as such the Company recognizes its gains and losses from the sale of new and used manufactured homes in accordance with Staff Accounting Bulletin 104 (“SAB 104”), Revenue Recognition. In accordance with SAB 104, the Company does not recognize profit on these sale transactions unless all of the following criteria are met:

a.	Persuasive evidence of an arrangement exists such as correspondence or an agreement.

b.	Delivery has occurred or services have been rendered.

c.	The seller’s price to the buyer is fixed or determinable.

d.	Collectibility is reasonably assured.

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

SFAS 66, Accounting for Sales of Real Estate, establishes standards for recognition of profit on all real estate sales transactions. Manufactured homes are not real estate or improvements to real estate. FIN 43 “Real Estate Sales, an interpretation of FASB Interpretation No. 66”, discusses the terms property improvements and integral equipment, which refer to physical structures or equipment attached to the real estate that cannot be removed and used separately without incurring significant cost. Examples given include office buildings, a manufacturing facility, a power plant, and a refinery. FIN 43 provides examples of equipment as airplanes, computers and cars.

Manufactured homes are titled in the same manner as cars with a Certificate of Origin of a vehicle. Unlike most buildings, these homes are built off-site in a factory and then moved to the Company’s property. Furthermore, the National Association of Automobile Dealers (“NADA”) tracks the values of manufactured homes in the same way it tracks the value of used cars. NADA is the guide mandated by the U.S. Department of Housing and Urban Development for FHA loan approval. These valuations are available for both manufactured homes in dealer lots and for manufactured homes located in communities. As a result, implicit in these valuations are the costs of both setting the manufactured home and the potential risks and costs of subsequent removal.

During 2004, approximately 100 leases between tenants and the Company were terminated under circumstances requiring the removal of the manufactured home (see page 2 of the 10-K). The tenants that finance the manufactured home are subject to having their homes repossessed by third party lenders. The Manufactured Housing Institute reports approximately 5% of homes are delinquent under financing arrangements and subject to repossession. This represents thousands of homes throughout the industry that may be removed from sites and sold through liquidators.

Even if the Company were to apply SFAS 66, its financial statements would not have been affected. SFAS 66, paragraph 5 extends full accrual method to real estate transactions where (a) a sales is consummated; (b) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (c) the seller’s receivable is not subject to future subordination; and (d) the seller has transferred to the buyer the usual risks and rewards of ownership. For the Company’s sale of manufactured homes, (a) the sale is consummated by a formal closing that includes the subsequent titling of the manufactured home in the buyer’s name in the Department of Motor Vehicle records; (b) the buyer is either closing in cash or financing through chattel lending sources with a market down payment; (c) the seller does not maintain a receivable, except in rare circumstances and in those cases the receivable is not subject to subordination as

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

the seller is a lien holder of record with the Department of Motor Vehicles; and (d) the seller has transferred risk and rewards of ownership to the buyer as the buyer establishes an insurable interest and can sell the personal property at any time.

The Company believes the application of SFAS 66 would unnecessarily add a layer of complexity to its financial statements and impose additional cost and time delay on the Company’s efforts to present meaningful financial information.

C. Real Estate, page F-14

7.	Tell us, and disclose in the future, the dollar amount of each major component of land improvements and buildings and the related depreciable lives.

Response

As supplemental disclosure, the Company sets forth on Exhibit A attached hereto the dollar amount of each major component of land improvements and buildings and the related depreciable lives.

In addition, the Company will also disclose such information in its future filings.

In connection with the above responses to the Comment Letter, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Van Doorn

U.S. Securities and Exchange Commission

September 20, 2005

We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5213 if you have any questions or comments regarding this letter.

Very truly yours,

/s/ Michael Gisser
Michael Gisser

cc:	Mr. Shannon E. Smith
Chief Financial Officer
American Land Lease, Inc.

Exhibit A

	2004	2003
Land	$48,778	$48,825
Buildings and building improvements	5,639	5,797
Land improvements	217,254	191,568

	271,671	246,190
Less accumulated depreciation	(22,803)	(20,112)

Real estate, net	$248,868	$226,078

The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 75 years for land improvements, 30 to 45 years for buildings and 5 years for furniture and other equipment.